UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42210

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Reitar Logtech Holdings Limited
(Translation of registrant’s name into English)

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c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited
	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: August 7, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of the Extraordinary General Meeting and Proxy Statement for the Extraordinary General Meeting
Exhibit 99.2	Form of Proxy Card for the Extraordinary General Meeting